UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Osteologix, Inc.
        (Exact name of registrant as specified in its corporate charter)

                         Commission File No.: 333-112754
                                              ----------

            Delaware                                     32-0104570
            --------                                     ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

     425 Market Street, Suite 2230
            San Francisco, CA                                           94105
            -----------------                                           -----
(Address of Principal Executive Offices)                              (Zip Code)

                                  415-955-2726
                                  ------------
              (Registrant's telephone number, including area code)

                         Castle & Morgan Holdings, Inc.
                                180 Varick Street
                               New York, NY 10014
          (Former name or former address, if changed since last report)

                                  May 24, 2006

                                Osteologix, Inc.

                                 Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to "we", "us", and "our" are to Osteologix, Inc., which prior to the merger transaction described below, was known as Castle & Morgan Holdings, Inc. ("CSMH").

                                  INTRODUCTION

      This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with proposed changes in a majority of the membership of the board of directors of Osteologix, Inc. The date of this information statement is May 24, 2006.

      This information statement is being mailed to stockholders of record as of May 24, 2006 and filed with the Securities and Exchange Commission (the "SEC") on May 25, 2006.

      On the tenth (10th) day after this Information Statement has been distributed to Shareholders (expected to be June 19, 2006), we plan to appoint the individuals named herein to its Board of Directors. In connection therewith, Geoffrey Alison will resign as a director and be replaced by the individuals named herein.

      Additionally, on May 24, 2006, Geoffrey Alison resigned as our sole officer and Charles J. Casamento assumed responsibilities as Chief Executive Officer and President and Stephen Christgau assumed responsibilities as Chief Financial Officer and Secretary.

      No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

      THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OSTEOLOGIX'S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                         TRANSACTION WITH OSTEOLOGIX A/S

      On May 24, 2006, CSMH, Osteologix A/S, the majority shareholder and certain warrantholders of Osteologix A/S, all entered into a Share and Warrant Exchange Agreement (the "Agreement"). A copy of the Agreement will be filed as an exhibit to a Form 8-K dated May 24, 2006.

      Under the Agreement, CSMH acquired, upon the consummation of the transactions contemplated by the Agreement (the "Closing"), all of the outstanding capital stock of Osteologix A/S and its wholly-owned subsidiary Osteologix, Inc. in exchange for CSMH's issuance of 10,504,693 shares of CSMH's common stock, par value $.0001 per share (the "Company Stock"). The issuance of CSMH's shares of Common Stock is intended to be exempt from registration under the Securities Act of 1933, as amended ("Securities Act") pursuant to Section 4(2) thereof.

      Prior to the Closing, CSMH had 2,680,000 shares of Common Stock outstanding. Accordingly, immediately following the Closing, the existing stockholders of CSMH will own approximately 13% of the issued and outstanding shares of CSMH's Common Stock.

      CSMH was prior to this transaction a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which CSMH would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

General Business Summary of Osteologix A/S.

      Osteologix A/S was formed in June 2003 as Nordic Bone A/S. The Company received both venture financing and proprietary rights associated with its primary development project, strontium malonate (NB S101), from the Scandinavian venture fund, Nordic Biotech K/S, formerly the sole shareholder of Osteologix A/S. The Company has offices in both San Francisco, California, and Copenhagen, Denmark.

      Osteologix A/S focuses on the clinical development of a strontium salt for treatment of metabolic bone diseases. Strontium salts exhibit pharmacologic effects on skeletal tissue that set this class of compounds apart from existing therapies. Most notably, both preclinical and clinical studies indicate that strontium salts decrease resorption of bone while they simultaneously maintain or even increase formation of new bone. Existing therapies for osteoporosis are mainly anti-resorptive, but over time they also decrease bone formation and thus provide only a transient clinical benefit. The French pharmaceutical company Servier developed one strontium salt, strontium ranelate ("Protelos") and now sells it in several European countries. The clinical studies of strontium ranelate include data from more than 7,000 subjects, and revealed clinical efficacy with adverse event rates and side effects comparable to placebo. Most notably, strontium ranelate showed few gastrointestinal side effects, a problem associated with the most popular current treatment options for osteoporosis. Moreover, strontium ranelate does not exhibit the side effects associated with estrogens or selective estrogen receptor modulators or with parathyroid hormone
(PTH) products. Osteologix A/S believes that its product, strontium malonate (produced in tablet form as NB S101), a new salt and improved dosage form of strontium, is patentable and represents a more commercially attractive product than strontium ranelate. Osteologix A/S has completed a phase I clinical trial with NB S101 and is commencing phase II clinical studies.

                                VOTING SECURITIES

      As of May 24, 2006, there were 21,020,693 shares of CSMH's Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of CSMH's common stock as of May 24, 2006 upon completion of the Closing by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock,
(ii) each current director and each person who will become a director 20 days after the date hereof and all executive officers, and (iii) all of such persons as a group.

      Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. The principal address of each of the stockholders listed below is c/o Osteologix, Inc., 425 Market Street, Suite 2230, San Francisco, CA 94105. We believe that all persons named in the table have sole voting and investment power with respect to shares beneficially owned by them. All share ownership figures include shares issuable upon exercise of options or warrants exercisable within 60 days of May 24, 2006, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

-------------------------------------------------------------------------------------------------------------
                                      Number of
                                        Shares                   Number of    Percent of Fully Diluted Shares
                                     Beneficially                 Warrants              Outstanding
Name of Beneficial Owner                 Owned                    Owned(1)        After the Share Exchange
------------------------                 -----                    --------        ------------------------
-------------------------------------------------------------------------------------------------------------
Nordic Biotech K/S(2) ...........      12,633,061                       --                  60.1%

Charles J. Casamento ............          57,420                  509,240                   2.6%

Dr. Stephan Christgau ...........          11,484(3)               244,827                   1.2%

Dr. Klaus Eldrup Jorgensen ......              --                  146,896                     *

Dr. Bobby W. Sandage, Jr ........              --                   48,965                     *

Malene Weis .....................              --                       --                    --

Florian Schonharting (4) ........              --                       --                    --

Christian Hansen (4) ............              --                       --                    --

Christopher B. Wood .............              --                       --                    --

Dr. Henry G. Bone II ............              --                   29,379                     *

All directors and executive
  officers as a group (8 persons)          68,904                  979,307                   4.8%

----------
      *     Less than 1%

1 All warrants have an exercise price of $1.03 per share. The terms of the warrants do not provide for immediate exercisability and, in addition to requiring that the exercise follow certain significant corporate events or the publication of the Company's annual financial statements subsequent to the admission of the common stock for sale on a regulated market, the warrants vest over several years (the terms of which vary from holder to holder).

2 Nordic Biotech is a venture capital fund located in Denmark that specializes in locating and financing rapidly developing biotech companies with compounds in early, mid and late stage clinical development, typically retaining significant ownership stakes in most of them.

3 Includes 5,742 shares owned by Janelyn Mangulad-Christgau, the Beneficial Owner's wife.

4 Messrs. Hansen and Schonharting are principals of Nordic Biotech K/S and may be deemed to beneficially own the shares of the Company owned by Nordic Biotech K/S. Each of Messrs. Hansen and Schonharting disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

                                CHANGE OF CONTROL

      The following summary of the Agreement is a summary and is qualified in its entirety by references to the Agreement which will be filed on as an exhibit to a Report on Form 8-K dated May 24, 2006 (the "Form 8-K") with the SEC.

General

      At the Closing, CSMH consummated the transactions contemplated by the Agreement. Prior to the transaction CSMH had 100,000,000 shares of common stock authorized for issuance, of which 2,860,000 shares were issued and outstanding immediately prior to the Closing. Pursuant to that agreement, CSMH first acquired from Osteologix's security holders all of its issued and outstanding shares of common stock and warrants in exchange for the issuance to them of a number of shares and warrants of CSMH constituting approximately 44% of its outstanding common stock on a fully-diluted basis, and then acquire, from the investors in a private placement of shares of Osteologix, Inc., all the shares of common stock of Osteologix, Inc., except those shares held by Osteologix, in exchange for the issuance to them of a number of shares of CSMH's common stock constituting approximately 43% of its outstanding securities on a fully-diluted basis. These issuances of CSMH's common stock were made in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Regulation S thereunder. As a result of these transactions, Osteologix became a wholly-owned subsidiary of CSMH, and its stockholders and investors in private placement will in turn own shares of CSMH. The current holders of CSMH's common stock retained their present holdings, which represent approximately 13% of the shares outstanding.

                        CHANGES TO THE BOARD OF DIRECTORS

The sole officer and director of CSMH prior to the Closing was Geoffrey Alison, who resigned his position as Sole Officer at the Closing and will resign as a director in accordance with the terms and conditions of the Agreement 20 days following the filing of this Information Statement with the SEC and release all claims for salaries, benefits or otherwise, against us. Concurrent with the Closing, our Board of Directors has nominated and elected Dr. Christian Hansen of Nordic Biotech to serve on the Board of Directors. The Board of Directors has also nominated and elected such additional persons nominated by Osteologix A/S to become new directors of CSMH, subject to the effectiveness of Mr. Alison's resignation.

      We expect that upon the resignation of Geoffrey Alison, Charles J. Casamento, Dr. Bobby W. Sandage, Jr., Florian Schonharting, Dr. Klaus Eldrup-J0rgensen and Dr. Christopher Wood (collectively with Dr. Hansen, the "Incoming Directors") will each join the Board as directors. The change in directors is expected to occur 20 days following the filing of this Information Statement with the SEC. This step has been accomplished by written consent of the Board, which also provided that the size of the Board was increased.

      Osteologix A/S has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      The new members of the Board of CSMH are as follows:

KLAUS ELDRUP-J0RGENSEN, M.D.

      Dr. Eldrup-J0rgensen acted as interim CEO of Osteologix from its incorporation in 2003 until November 2003, when he became executive chairman of the board of directors. Dr. Eldrup-J0rgensen has worked as a commercial executive at the corporate level in several international pharmaceutical companies, as well as in venture-financed companies, for many years. He has held senior positions in Novo Nordisk A/S, Dako A/S and Nordic Bioscience A/S. Dr. Eldrup-J0rgensen co-founded the high-tech company, ISG A/S, in 2003 and is currently its CEO, and serves on the board of directors of Symbion Capital and the investment committee of Seed Capital Denmark, two Scandinavian venture funds.

      Dr. Eldrup-J0rgensen received his medical degree in 1984 from University of Copenhagen and a bachelors degree in commerce from the Copenhagen Business School in 1987.

CHARLES J. CASAMENTO

      Mr. Casamento has been CEO and President of Osteologix since October 2004. He held a number of marketing, sales, finance and business development positions with Sandoz, Hoffmann-LaRoche, Johnson & Johnson and American Hospital Supply Corporation, where he was Vice President of Business Development and Strategic Planning for the Critical Care Division from January 1983 until July 1985. He was Senior Vice President and General Manager for Pharmaceuticals and Biochemicals at Genzyme from July 1985 until March 1989.

      In 1989, he co-founded Interneuron Pharmaceuticals, which reached a $1.6 billion valuation after the NDA for Redux, which was assembled during his tenure, was submitted to the FDA. In 1993, Mr. Casamento joined RiboGene as Chairman, President and CEO. He took the company public and completed several major corporate collaborations, including a merger with another public corporation to form Questcor Pharmaceuticals, of which he was Chairman, CEO and President from November 1999 until August 2004. In the last four quarters that Mr. Casamento was Chairman, CEO and President of Questcor, the company, which had previously been unprofitable, reported positive EBITDA and was cash flow positive. Mr. Casamento is a member of the board of directors and is on the Audit Committee of Cortex Pharmaceuticals and SuperGen, Inc.

      Mr. Casamento received his B.S. in Pharmacy from Fordham University and his M.B.A. from Iona College. He is a registered pharmacist in the States of New York and New Jersey.

BOBBY W. SANDAGE, JR., PH.D.

      Dr. Sandage is executive vice president, research and development, and chief scientific officer of Indevus Pharmaceuticals, Inc. from 1991 to the present. He previously held senior drug development positions within research and development divisions at DuPont Merck Pharmaceutical Company, at Dupont Critical Care and at Merrell Dow Pharmaceuticals. Dr. Sandage served as a director for the privately held company, Aeolus Pharmaceuticals, which was a subsidiary of Incara Pharmaceuticals. He also served as a director and as a member of the audit committee of the public company, Genta Inc., from 1997 until 2000. Dr. Sandage was a member of the Scientific Advisory Board for Transcell Pharmaceuticals from 1993 to 1996.

      Dr. Sandage is an adjunct professor in the Department of Pharmacology at the Massachusetts College of Pharmacy, guest lecturer at School of Pharmacy and Pharmacal Sciences at Purdue University and has published over 50 scientific articles. From 1995 to 1998, he was a faculty member and lecturer for the Pharmaceutical Educational and Research Institute, Inc. regarding drug development. He has been an invited lecturer at national and international conferences on drug development. Dr. Sandage received his Ph.D. in Clinical Pharmacy from Purdue University and his B.S. in Pharmacy from the University of Arkansas.

FLORIAN SCHONHARTING, M.SC.

      In 2001, Mr. Schonharting co-founded Nordic Biotech and is currently a partner and co-managing director of that firm. He has more than 15 years of investment experience in the biotechnology and healthcare industry.

      From 1990 to 2000, he was employed by BankInvest Asset Management, a Danish private and public equity group, most recently as managing director in charge of biotech investments. During his tenure, Mr. Schonharting executed some 20 investments, including Biomarin, Genmab, Profound Pharma (Maxygen Inc.), Bavarian Nordic, Pharmexa, Pyrosequencing and Glyko Biomedical. From 2000 to August 2001, he was a managing director of Consors AG, a brokerage firm.

      Mr. Schonharting earned a master's degree in business (economics) from the Copenhagen Business School, and was given the McKinsey & Co award for best-of-year student. He is currently a member of the board of directors of the Danish Venture Capital Association (DVCA) and the Danish Corporate Governance Association (DCGA).

CHRISTIAN HANSEN, PH.D. and M.B.A.

      In 2001, Dr. Hansen co-founded Nordic Biotech and is currently a partner and co-managing director of that firm. His background is as a biotechnology entrepreneur, biotech intellectual property rights expert and business development executive, combined with a scientific career. He has been a director of the Company since 2003. He is a director of Nordic Biotech Advisers, a private company.

      From 1999 to 2001, Dr. Hansen was co-President of Maxygen's Protein Pharmaceuticals Division. From 1999 to 2000, Dr. Hansen was co-CEO and founder of ProFound Pharma A/S, a Danish start-up company focused on developing second generation protein pharmaceuticals. From 1992 to 1999, Dr. Hansen worked in various executive positions at Novo Nordisk A/S, including as Director of Intellectual Property Strategy.

      Dr. Hansen holds a M.Sc. (1989) in chemical engineering from the Technical University of Denmark, a Ph.D. (1992) in molecular biology/biochemistry undertaken at the Technical University of Denmark, and an M.B.A. from the Edinburgh Business School.

CHRISTOPHER B. WOOD, M.D.

      Dr. Christopher B. Wood has served as CEO of Bioenvision since 1997. He has more than 15 years of experience in the European biotechnology sector and has taken two biotechnology companies from start-up through commercialization. One of these, Medeva PLC., traded on the London Stock Exchange and the New York Stock Exchange, and is now wholly-owned by Celltech Group PLC. He was elected a director of the Company in December 2005.

      Dr. Wood holds an M.D. from the Welsh National School of Medicine and is a Fellow of the Royal College of Surgeons of Edinburgh. From 1994 to 1997, Dr. Wood was employed as a Specialist within the National Health Service in the UK. From 1979 to 1991, Dr. Wood was a Specialist Surgeon at The Royal Postgraduate Medical School in London.

                        DIRECTORS AND EXECUTIVE OFFICERS

      Additionally, in connection with the Closing, Geoffrey Alison resigned as the sole officer of CSMH and Charles J. Casamento will assume responsibilities as Chief Executive Officer and President and Stephen Christgau will assume responsibilities as Chief Financial Officer and Secretary.

      The following is a brief description of our executive officers other than the Incoming Directors:

STEPHAN CHRISTGAU, PH.D.

      Dr. Christgau has been Executive Vice President and COO of Osteologix since 2003, and has played a leading role in the establishment of the Company. Dr. Christgau has extensive experience in the field of metabolic bone and cartilage disorders, and is the author of more than 60 scientific papers and inventor on more than 35 patent families.

      Dr. Christgau's experience in bone and cartilage research comes primarily from his previous positions as senior research scientist with Nordic Bioscience A/S (2001 to 2003) and Osteometer Biotech A/S (1995 to 2001). Prior thereto, he worked as a research scientist and project leader at Novo Nordisk A/S.

      Dr. Christgau holds a M.Sc. (1988) in biochemistry and immunology from the Technical University of Denmark ("DTU") and a Ph.D. (1992) in diabetes immunology from DTU and the University of California, San Francisco.

MALENE WEIS, M.SC.

      Ms. Weis has been Manager of Clinical Development with Osteologix since 2004. Ms. Weis has worked with all stages of clinical development at both pharmaceutical companies and contract research organizations ("CROs"). She has held prime responsibility for the design and operational execution of clinical trials within rheumatology, hematology, oncology and cardiology.

      Ms. Weis' previous experience includes positions as senior clinical project manager with LEO-Pharma A/S from 2001 to 2003, where she played a leading role in planning international phase III trials. Prior to that, she worked with various aspects of clinical development in three large pharmaceutical companies and two CROs, including leading roles in protocol and CRF design, QA system design and maintenance as well as GCP training of clinical research associates.

      Ms. Weis received her master's degree in pharmaceutical science from the Danish University of Pharmaceutical Sciences in 1993, and is pursuing continuing education in Pharmaceutical Medicine at the University of Surrey, in the United Kingdom. She holds a diploma in clinical trial management from the Danish pharmaceutical industry association (LIF).

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires CSMH's directors and executive officers, and persons who beneficially own more than 10% of a registered class of CSMH's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of CSMH's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of CSMH's common stock are required by SEC regulations to furnish CSMH with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to CSMH, or written representations that no reports were required, CSMH believes that for the fiscal year ended December 31, 2004 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of CSMH's securities will file a Form 3 with the SEC and has had no change of ownership since such filing. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2005.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the above-referenced officers and directors has received or accrued any compensation from CSMH.

Pursuant to the following arrangements, the Officers and Incoming Directors will continue to receive compensation equivalent to that which they received in connection with services rendered to Osteologix A/S. In addition, CSMH has adopted an Equity Incentive Plan providing for the issuance of stock options, restricted stock, stock appreciation rights and other forms of incentive compensation to its officers and directors. The terms of such plan are contained in the plan document, a copy of which has been filed as an exhibit to the Form 8-K.

Employment Agreements

      On October 18, 2004, Osteologix A/S entered an employment agreement with Mr. Casamento which provides for an annual salary of $400,000, annual salary reviews by October of each year, which have resulted in Mr. Casamento's salary increasing to $420,000 as of October 18, 2005 and four weeks vacation each year. The employment agreement required the company to pay for all of Mr. Casamento's medical expenses, $1,400,000 of life insurance coverage and disability insurance. The agreement also required the company to pay $1,275 per month toward an auto lease and related maintenance and operations. Mr. Casamento was granted warrants to purchase 52,000 shares of the company's common stock at an exercise price of DKK 62.50 ($10.08) per share upon signing. In addition to his employment agreement, Mr. Casamento has an understanding with the chairman of the board of directors pursuant to which he is entitled to a bonus based on the success of the private placement described above. The amount of the bonus will be calculated as 0.5% of the amount raised, plus a percentage of the amount by which the valuation of the company used in determining the offering price of the Shares exceeds certain agreed-upon amounts. The bonus paid to Mr. Casamento based on the success of the private placement described above shall not exceed $250,000.

      On November 1, 2003, Osteologix A/S entered an employment agreement with Dr. Eldrup-J0rgensen, which, as amended, provides for an annual salary of DKK 360,000 ($58,065) and warrants to purchase 15,000 shares of the company's common stock at an exercise price of DKK 62.50 ($10.08) per share.

      On November 1, 2003, Osteologix A/S entered an employment agreement with Dr. Christgau, which, as amended, provides for an annual salary of DKK 756,000 ($121,935) annual salary reviews by January of each year and five weeks vacation each year. Dr. Christgau was granted warrants to purchase 25,000 shares of the company's common stock at an exercise price of DKK 62.50 ($10.08) per share.

      On November 16, 2004, Osteologix A/S entered an employment agreement with Ms. Weis which, as amended, provides for an annual salary of DKK 342,000 ($55,161) annual salary reviews by August of each year and five weeks vacation each year. Pursuant to her employment agreement, Ms. Weis' working schedule is 20 hours per week.

      None of our other executive have employment agreements with us.

Director Compensation

      Osteologix, A/S currently compensates directors through grants of stock warrants. Additionally, Dr. Sandage receives a cash payment of $1,000 for attendance at each meeting of the board of directors, as well as all travel expenses paid.

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CASTLE & MORGAN HOLDINGS, INC.


                                        By: /s/ Geoffrey Alison
                                            ------------------------------------
                                            Name:  Geoffrey Alison
                                            Title: Director and Officer

Dated: May 24, 2006